CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 26, 2006

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF
U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS COMMENCES DIAMOND DRILLING

ON NUEVO MILENIO PROPERTY, MEXICO

Cream Minerals Ltd. (TSX-V: CMA) (“Cream”) is pleased to report that after an extensive delay diamond drill equipment has arrived on site at its Nuevo Milenio gold-silver project and drilling is commencing.  The diamond drill contract calls for 2,000m of HQ drilling with an option to drill an additional 2,000m on the Dos Hornos zone, Nuevo Milenio property, located 20 km from Tepic, Nayarit, Mexico.

The objective of the drill program is to test four known vein structures trending parallel and adjacent to the Dos Hornos Vein #1.  The vein zone is approximately 250m wide.  As noted in the NI 43-101 report by F. Holcapek, P.Eng., dated February 16, 2006 (also see News Releases January 27, 2006, February 2, 2006 and February 28, 2006) the following inferred mineral resources were shown:

Zone	Strike Length	Average Width	Au g/t	Ag g/t
Dos Hornos	700 m	5.50 m	2.827	178.05
Once Bocas	350 m	100 m	0.345	57.90

Zone	Tonnes	Au oz	Ag oz
Dos Hornos	1,530,000	139,000	8,760,000
Once Bocas	11,590,000	129,000	21,600,000
TOTAL	13,120,000	268,000	30,340,000

The area to be tested is part of a 700m section of Dos Hornos Vein #1, which showed sufficient continuity in grade, along strike and down dip to be classified as an Inferred Mineral Resource.  The drill program consists of drilling four parallel sections, each section consisting of 2 or 3 diamond drill holes to test targets at depth as well as across the four parallel vein systems.  The main purposes of the drill program are to:

1.

Establish the type of mineralization below the zone of weathering and leaching;

2.

Check for a possible zone of supergene enrichment below the water level;

3.

Test the economic potential of four parallel vein structures intersected during the 2003 drill program in the section of Dos Hornos trench 3, DDH 01-03, DDH 02-03 and DDH 11-03; and

4.

Clarify the observed discrepancy between underground samples and drill core samples.

Mr. Ferdinand (Fred) Holcapek, P.Eng., is a director of the Company and Director General of Cream’s 100% owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V.  Mr. Holcapek is the Company’s qualified person with respect to Canadian Security Regulations under National Instrument 43-101 for the Nuevo Mileno property.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.